SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. _____)*


                                  E-Loan, Inc.
________________________________________________________________________________

                                (Name of Issuer)


                         Common Stock ($0.001 par value)
________________________________________________________________________________

                         (Title of Class of Securities)


                                   26861P 10 7
________________________________________________________________________________

                                 (CUSIP Number)


                                  June 15, 2000
________________________________________________________________________________

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)

         [ X ] Rule 13d-1(c)

         [   ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No.  26861P 10 7                13G                      Page 2 of 7 Pages
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Charles Schwab Corporation
________________________________________________________________________________

    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                              _
                                                                         (a) |_|
                                                                              _
                                                                         (b) |_|
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
________________________________________________________________________________
                5     SOLE VOTING POWER                 0

 NUMBER OF      ________________________________________________________________
   SHARES       6     SHARED VOTING POWER       9,266,666
BENEFICIALLY
  OWNED BY      ________________________________________________________________
    EACH        7     SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON       ________________________________________________________________
    WITH        8     SHARED DISPOSITIVE POWER  9,266,666

________________________________________________________________________________

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,266,666
________________________________________________________________________________

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.6%
________________________________________________________________________________

   12      TYPE OF REPORTING PERSON*

           HC
________________________________________________________________________________

________________________________________________________________________________

CUSIP No.  26861P 10 7                13G                      Page 3 of 7 Pages
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles Schwab & Co., Inc.
________________________________________________________________________________

    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                              _
                                                                         (a) |_|
                                                                              _
                                                                         (b) |_|
________________________________________________________________________________

    3      SEC USE ONLY

________________________________________________________________________________

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           California, USA
________________________________________________________________________________
                5     SOLE VOTING POWER                 0

 NUMBER OF      ________________________________________________________________
   SHARES       6     SHARED VOTING POWER       9,266,666
BENEFICIALLY
  OWNED BY      ________________________________________________________________
    EACH        7     SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON       ________________________________________________________________
    WITH        8     SHARED DISPOSITIVE POWER  9,266,666

________________________________________________________________________________

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,266,666
________________________________________________________________________________

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.6%
________________________________________________________________________________

   12      TYPE OF REPORTING PERSON*

           BD
________________________________________________________________________________

________________________________________________________________________________

                                                               Page 4 of 7 Pages
________________________________________________________________________________

                                  SCHEDULE 13G


Item 1(a).    Name of Issuer:

              E-Loan, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              5875 Arnold Road, Suite 100
              Dublin, California 94568

Item 2(a).    Names of Persons Filing:

              The Charles Schwab Corporation ("TCSC")
              Charles Schwab & Co., Inc. ("CS&Co")

Item 2(b).    Address of Principal Business Offices:

              The address for each of the reporting persons is:

              101 Montgomery Street, San Francisco, CA 94104

Item 2(c).    Citizenship:

              TCSC:  Delaware, USA
              CS&Co:  California, USA

Item 2(d).    Title of Class of Securities:

              E-Loan, Inc. Common Stock ($0.001 Par Value) ("Common Stock")

Item 2(e).    CUSIP Number:

              26861P 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              Not Applicable

Item 4.       Ownership.

              (a)   Amount beneficially owned:

                    9,266,666

              (b)   Percent of Class:

                    15.6%

________________________________________________________________________________

                                                               Page 5 of 7 Pages
________________________________________________________________________________


              (c)   Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote:  0


                    (ii)   Shared  power to vote or to direct the vote:
                           9,266,666, of which TCSC owns 2,666,666 shares of Common Stock, and CS&Co. has warrants for 6,600,000 shares of Common Stock exercisable at a price of $15.00 per share.

                    (iii)  Sole power to dispose or to direct the disposition: 0

                    (iv)   Shared power to dispose or to direct the disposition:
                           9,266,666, of which TCSC owns 2,666,666 shares of Common Stock, and CS&Co. has warrants for 6,600,000 shares of Common Stock exercisable at a price of $15.00 per share.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              CS&Co. is a wholly owned subsidiary of TCSC.

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

________________________________________________________________________________

                                                               Page 6 of 7 Pages
________________________________________________________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  June 23, 2000                       THE CHARLES SCHWAB CORPORATION


                                             By: /s/ STEVEN L. SCHEID
                                                 ------------------------
                                                 Steven L. Scheid
                                                 Vice Chairman and
                                                 Executive Vice President




                                             CHARLES SCHWAB & CO., INC.


                                             By: /s/ STEVEN L. SCHEID
                                                 ------------------------
                                                 Steven L. Scheid
                                                 Vice Chairman and
                                                 Enterprise President


                                INDEX TO EXHIBITS



Exhibit           Exhibit Description
-------           -------------------

   A              Agreement of joint filing

________________________________________________________________________________

                                                               Page 7 of 7 Pages
________________________________________________________________________________

                                                                       Exhibit A

                            AGREEMENT OF JOINT FILING



The undersigned agree that a single Schedule 13G and any amendment thereto relating to the common stock of E-Loan, Inc., $0.001 par value, shall be filed on behalf of each of the undersigned.

Dated:  June 23, 2000                       THE CHARLES SCHWAB CORPORATION


                                             By: /s/ STEVEN L. SCHEID
                                                 ------------------------
                                                 Steven L. Scheid
                                                 Vice Chairman and
                                                 Executive Vice President




                                             CHARLES SCHWAB & CO., INC.


                                             By: /s/ STEVEN L. SCHEID
                                                 ------------------------
                                                 Steven L. Scheid
                                                 Vice Chairman and
                                                 Enterprise President